SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the nine months ended December 31, 2009 (Tuesday, February 9, 2010)

2.	Notice on the forecast of year-end dividend for the year ending March 31, 2010 (Tuesday, February 9, 2010)

3.	Notice of Changes of Management (Tuesday, February 9, 2010)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, FEBRUARY 9, 2010)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2009 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 9, 2010 — Kubota Corporation reported its consolidated results of operations for the nine months ended December 31, 2009 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the nine months ended December 31, 2009

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Nine months ended Dec. 31, 2009			Change [%]	Nine months ended Dec. 31, 2008	Change [%]
Revenues		¥673,053		(20.0)	¥841,645	0.5
	[$	7,315,793	]
Operating income		¥51,959		(46.0)	¥96,291	(9.5)
	[$	564,772	]
Income before income taxes and equity in net income of affiliated companies		¥53,039		(37.8)	¥85,333	(20.2)
	[$	576,511	]
Net income attributable to Kubota Corporation		¥30,935		(33.4)	¥46,480	(22.5)
	[$	336,250	]
Net income attributable to Kubota Corporation per ADS
Basic		¥121.60			¥182.03
	[$	1.32	]

Diluted		¥121.60			¥182.03
	[$	1.32	]

Note : Change[%] represents percentage change from the corresponding period in the prior year.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	Dec. 31, 2009			Mar. 31, 2009
Total assets		¥1,393,613		¥1,385,824
	[$	15,147,967	]
Equity		¥647,490		¥616,243
	[$	7,037,935	]
Kubota Corporation shareholders’ equity		¥602,412		¥578,284
	[$	6,547,957	]
Ratio of Kubota Corporation shareholders’ equity		43.2%		41.7%
Kubota Corporation shareholders’ equity per ADS		¥2,368.17		¥2,273.02
	[$	25.74	]

Notes : The United States dollar amounts included herein represent translations using the approximate exchanging rate on December 31, 2009, ¥92=US$1, solely for convenience.

 Each American Depositary Share (“ADS”) represents five common shares.

Kubota Corporation

and Subsidiaries

2. Cash dividends	(In millions of yen except per ADS amounts)
	Cash dividends per ADS
	Interim	Year end	Total
Year ended March 31, 2009	¥35.00	¥35.00	¥70.00
Year ending March 31, 2010	¥35.00	¥25.00	¥60.00

3. Anticipated results of operations for the year ending March 31, 2010

	(In millions of yen except per ADS amounts)
	Year ending March 31, 2010	Change [%]
Revenues	¥950,000	(14.2)

Operating income	¥70,000	(31.9)

Income before income taxes and equity in net income of affiliated companies	¥71,000	(14.7)

Net income attributable to Kubota Corporation	¥41,500	(13.7)

Net income attributable to Kubota Corporation per ADS	¥163.14

Note : Change[%] represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1)	Changes in number of material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes
	Please refer to “4. Other information” on page 5.

(3)	Changes in accounting principles, procedures, and presentations for consolidated financial statements
	a) Changes due to the revision of accounting standards: Yes
	b) Changes in matters other than a) above: No
	Please refer to “4. Other information” on page 5.

(4)	Number of shares outstanding including treasury stock as of December 31, 2009	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2009	:	1,285,919,180
	Number of treasury stock as of December 31, 2009	:	14,023,586
	Number of treasury stock as of March 31, 2009	:	13,856,291
	Weighted average number of shares outstanding during the nine months ended December 31, 2009	:	1,272,013,138
	Weighted average number of shares outstanding during the nine months ended December 31, 2008	:	1,276,746,008

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the nine months under review

For the nine months ended December 31, 2009, revenues of Kubota Corporation and subsidiaries (hereinafter “the Company”) decreased ¥168.6 billion (20.0%), to ¥673.1 billion from the corresponding period in the prior year. Domestic revenues in all segments decreased because business conditions remained severe. Overseas revenues decreased due to revenue decline in Internal Combustion Engine and Machinery. Accordingly, total revenues of the Company substantially decreased from the corresponding period in the prior year.

Domestic revenues decreased ¥39.6 billion (10.0%), to ¥354.9 billion from the corresponding period in the prior year. In Internal Combustion Engine and Machinery, sales of engines and construction machinery substantially decreased, while sales of farm equipment slightly decreased. Revenues in Pipes, Valves, and Industrial Castings decreased due to sales declines in all products except valves. Revenues in Environmental Engineering and Other also decreased in stagnant market situations.

Overseas revenues decreased ¥129.0 billion (28.8%), to ¥318.2 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine and Machinery decreased due to sales declines of tractors, engines and construction machinery in the U.S. and Europe, while revenues in Asia outside Japan continued to grow centering on combine harvesters and rice transplanters. On the other hand, revenues in Pipes, Valves, and Industrial Castings increased because sales increase of ductile iron pipes and valves compensated sales decline of industrial castings. Revenues in Environmental Engineering also increased due to large increase in sales of pumps. Revenues in Other decreased.

Operating income decreased ¥44.3 billion (46.0%), to ¥52.0 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery registered a significant decline owing to a decrease in revenues and the appreciation of the yen. Operating income in Pipes, Valves, and Industrial Castings sharply increased due to lower raw material prices. Operating loss in Environmental Engineering shrank, while operating income in Other decreased.

Income before income taxes and equity in net income of affiliated companies decreased ¥32.3 billion (37.8%), to ¥53.0 billion. Income taxes were ¥18.5 billion (representing an effective tax rate of 34.9%), and equity in net income of affiliated companies was ¥0.9 billion. Accordingly, net income decreased ¥17.2 billion (32.7%), to ¥35.4 billion.

After deducting ¥4.5 billion of net income attributable to the noncontrolling interests, net income attributable to Kubota Corporation was ¥30.9 billion, ¥15.5 billion (33.4%) lower than the corresponding period in the prior year.

* The Company adopted the FASB Accounting Standards Codification (ASC) 810, “Consolidation”. “Net income” presented in the consolidated financial statements until the year ended March 31, 2009 was renamed “Net income attributable to Kubota Corporation” to conform to ASC 810.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥456.6 billion, 24.0 % lower than the corresponding period in the prior year, comprising 67.8 % of consolidated revenues. Domestic revenues decreased 5.5%, to ¥171.6 billion, and overseas revenues decreased 32.0%, to ¥285.0 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment slightly decreased from the corresponding period in the prior year affected by decreased off-farm income resulting from the economic slump and uncertainties over the agricultural policies resulted from change of the governing parties. However, sales of farm equipment in the three months ended December 31, 2009 substantially increased centering on large-sized farm equipment due to implementation of governmental subsidy for leasing agricultural machinery. Sales of construction machinery largely decreased in continuous severe market conditions. Sales of engines also declined sharply due to demand decline.

In overseas markets, sales of tractors substantially decreased. Sales of tractors in North America substantially decreased due to the slumps not only in housing related markets but in agricultural market. Sales of tractors in Europe also decreased due to economic sluggishness and decline in yen-value resulted from the appreciation of the yen. In Asia outside Japan, although tractor sales were steady in terms of quantity, sales of tractors decreased slightly affected by the appreciation of the yen. Sales of construction machinery and engines substantially decreased in North America and Europe. On the other hand, sales of combine harvesters and rice transplanters largely increased in China and Thailand.

Kubota Corporation

and Subsidiaries

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings decreased 10.2%, to ¥136.6 billion from the corresponding period in the prior year, comprising 20.3 % of consolidated revenues. Domestic revenues decreased 14.2%, to ¥110.1 billion, and overseas revenues increased 11.3%, to ¥26.5 billion. This segment comprises pipes and valves (ductile iron pipes, spiral welded steel pipes, plastic pipes, and valves), and industrial castings.

In the domestic market, although sales of valves increased, sales of ductile iron pipes, plastic pipes and steel pipes decreased due to declining demand. Sales of industrial castings also decreased substantially due to drop in capital expenditure.

Overseas revenues increased due to increased sales of ductile iron pipes in the Middle East and sales expansion of valves, while sales of industrial castings decreased.

3) Environmental Engineering

Revenues in Environmental Engineering decreased 1.2%, to ¥37.2 billion from the corresponding period in the prior year, comprising 5.5 % of consolidated revenues. Domestic revenues decreased 8.6%, to ¥31.4 billion, and overseas revenues increased 74.5%, to ¥5.8 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the water & sewage engineering products increased, while sales of the waste engineering products largely decreased. In overseas markets, sales of pumps substantially increased, while sales of submerged membrane system decreased.

4) Other

Revenues in Other decreased 16.8%, to ¥42.7 billion from the corresponding period in the prior year, comprising 6.4 % of consolidated revenues. Domestic revenues decreased 16.6%, to ¥41.8 billion, and overseas revenues decreased 23.5%, to ¥0.9 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Due to decline in private capital investment, sales of vending machines and electronic-equipped machinery decreased. Sales of construction and septic tanks also decreased affected by decline of investment in construction in Japan.

2. Financial condition

(1) Assets, liabilities and equity

Total assets at the end of December 2009 increased ¥7.8 billion (0.6%), to ¥1,393.6 billion from the end of March 2009. As for assets, cash and cash equivalents and the aggregate amount of finance receivables increased substantially. On the other hand, notes and accounts receivable largely decreased, and property, plant, and equipment and other assets also decreased.

As for liabilities, short-term borrowings and accounts payable decreased, while long-term debt increased mainly due to issuances of bonds by overseas subsidiaries.

Equity largely increased due to recorded net income and an improvement in accumulated other comprehensive income resulted from recovery of stock market. Shareholders’ equity ratio was 43.2%, 1.5 percentage points higher than the prior year end.

Kubota Corporation

and Subsidiaries

(2) Cash flows

Net cash provided by operating activities during the nine months under review was ¥77.4 billion, increase of ¥70.2 billion of cash inflow from the corresponding period in the prior year. As cash flow provided by operating activities in the corresponding period in the prior year was abnormally small amount affected by a suspension of sales of trade receivables in North America, cash inflow provided by operating activities in the period under review substantially increased in comparison with the corresponding period in the prior year.

Net cash used in investing activities was ¥38.9 billion, decrease of ¥22.9 billion of cash outflow from the corresponding period in the prior year. This substantial decrease was mainly due to decrease in purchases of fixed assets, increase in proceeds from sales and redemption of investments, and shrinkage of net increase in short- and long-term finance receivables.

Net cash used in financing activities was ¥11.6 billion, a decrease of ¥72.9 billion of cash inflow from the corresponding period in the prior year. The Company largely increased borrowings as a result of suspension of sales of trade receivables in North America in the corresponding period in the prior year. Consequently, cash inflow by financing activities in the period under review substantially declined comparatively.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of December 2009 was ¥96.9 billion, an increase of ¥27.4 billion from the beginning of the fiscal year.

3. Prospect for the fiscal year under review

The forecasts of the anticipated results of operations for the year ending March 31, 2010, which were announced on November 6, 2009, remain unchanged.

The forecasts are based on the assumption of an exchange rate of ¥94=US$1.

4. Other information

(1) Changes in number of material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the nine months ended December 31, 2009 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

1) Changes due to the revision of accounting standards

The Company adopted the FASB Accounting Standards Codification (ASC) 105, “Generally Accepted Accounting Principles” in September 2009. ASC restructured the existing US GAAP, and the adoption of ASC 105 did not have an impact on the Company’s consolidated results of operations and financial position.

The Company adopted ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”) effective April 1, 2009. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Net income is classified and attributed between noncontrolling interests and Kubota Corporation in the consolidated statements of income, and related presentation of consolidated statements of cash flows and other consolidated financial statements has been changed. Amounts in the prior consolidated financial statements have been reclassified or adjusted to conform to the current presentation.

Under ASC 810, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. The adoption of ASC 810 did not have a material impact on the Company’s consolidated results of operations and financial position.

Kubota Corporation

and Subsidiaries

2) Changes in matters other than 1) above.

None

(4) Assumptions for going concern

None

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)
	Dec. 31, 2009		Mar. 31, 2009		Change	Dec. 31, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	96,925		69,505		27,420	92,124
Notes and accounts receivable	354,104		387,500		(33,396)	373,134
Short-term finance receivables-net	98,778		97,292		1,486	115,329
Inventories	205,073		207,401		(2,328)	238,204
Interest in sold receivables	—		—		—	2,078
Other current assets	61,331		54,648		6,683	70,786

Total current assets	816,211	58.6	816,346	58.9	(135)	891,655	60.1

Investments and long-term finance receivables	303,959	21.8	279,965	20.2	23,994	311,372	21.0

Property, plant, and equipment	220,254	15.8	225,621	16.3	(5,367)	229,268	15.5

Other assets	53,189	3.8	63,892	4.6	(10,703)	51,334	3.4

Total	1,393,613	100.0	1,385,824	100.0	7,789	1,483,629	100.0

Liabilities and Equity	(In millions of yen)
	Dec. 31, 2009		Mar. 31, 2009		Change	Dec. 31, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	119,420		132,100		(12,680)	138,475
Notes and accounts payable	166,288		179,627		(13,339)	227,624
Other current liabilities	106,535		122,270		(15,735)	116,742
Current portion of long-term debt	62,993		60,378		2,615	68,238

Total current liabilities	455,236	32.7	494,375	35.7	(39,139)	551,079	37.1

Long-term liabilities:
Long-term debt	230,491		208,588		21,903	215,438
Accrued retirement and pension costs	50,202		56,591		(6,389)	36,658
Other long-term liabilities	10,194		10,027		167	11,600

Total long-term liabilities	290,887	20.9	275,206	19.9	15,681	263,696	17.8

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,154		93,150		4	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	465,912		452,791		13,121	451,209
Accumulated other comprehensive loss	(51,054)		(62,184)		11,130	(13,310)
Treasury stock	(9,209)		(9,082)		(127)	(9,066)

Total Kubota Corporation shareholders’ equity	602,412	43.2	578,284	41.7	24,128	625,592	42.2
Noncontrolling interests	45,078	3.2	37,959	2.7	7,119	43,262	2.9

Total equity	647,490	46.4	616,243	44.4	31,247	668,854	45.1

Total	1,393,613	100.0	1,385,824	100.0	7,789	1,483,629	100.0

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

	(In millions of yen)
	Nine months ended Dec. 31, 2009		Nine months ended Dec. 31, 2008		Change		Year ended Mar. 31, 2009
	Amount	%	Amount	%	Amount	%	Amount	%

Revenues	673,053	100.0	841,645	100.0	(168,592)	(20.0)	1,107,482	100.0
Cost of revenues	494,309	73.4	606,176	72.0	(111,867)	(18.5)	810,226	73.1
Selling, general, and administrative expenses	126,381	18.8	137,652	16.4	(11,271)	(8.2)	193,426	17.5
Loss from disposal and impairment of businesses and fixed assets	404	0.1	1,526	0.2	(1,122)	(73.5)	1,015	0.1

Operating income	51,959	7.7	96,291	11.4	(44,332)	(46.0)	102,815	9.3

Other income (expenses):
Interest and dividend income	2,856		4,300		(1,444)		4,822
Interest expense	(1,728)		(1,809)		81		(2,664)
Gain (loss) on sales of securities-net	387		16		371		(116)
Valuation loss on other investments	(43)		(754)		711		(8,618)
Foreign exchange gain (loss)-net	669		(11,773)		12,442		(11,525)
Other-net	(1,061)		(938)		(123)		(1,455)

Other income (expenses), net	1,080		(10,958)		12,038		(19,556)

Income before income taxes and equity in net income of affiliated companies	53,039	7.9	85,333	10.1	(32,294)	(37.8)	83,259	7.5

Income taxes	18,517		33,400		(14,883)		28,746

Equity in net income of affiliated companies	925		752		173		222

Net income	35,447	5.3	52,685	6.3	(17,238)	(32.7)	54,735	4.9

Less: Net income attributable to the noncontrolling interests	4,512		6,205		(1,693)		6,671

Net income attributable to Kubota Corporation	30,935	4.6	46,480	5.5	(15,545)	(33.4)	48,064	4.3

Net income attributable to Kubota Corporation per ADS	(In yen)

Basic	121.60		182.03				188.40

Diluted	121.60		182.03				188.40

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

	(In millions of yen)
	Nine months ended Dec. 31, 2009	Nine months ended Dec. 31, 2008	Change
Operating activities:
Net income	35,447	52,685
Depreciation and amortization	21,597	22,917
Valuation loss on other investments	43	754
Deferred income taxes	1,814	12,730
Decrease (increase) in notes and accounts receivable	32,969	(108,600)
Decrease (increase) in inventories	5,087	(47,084)
Decrease in interest in sold receivable	—	70,052
Increase in other current assets	(6,742)	(23,294)
Increase (decrease) in trade notes and accounts payable	(13,741)	31,418
Increase (decrease) in income taxes payable	5,571	(6,461)
Increase (decrease) in other current liabilities	(12,592)	10,375
Increase (decrease) in accrued retirement and pension costs	163	(7,004)
Other	7,801	(1,291)

Net cash provided by operating activities	77,417	7,197	70,220

Investing activities:
Purchases of fixed assets	(19,082)	(26,356)
Proceeds from sales of property, plant, and equipment	1,068	947
Proceeds from sales and redemption of investments	6,489	46
Increase in finance receivables	(131,141)	(145,812)
Collection of finance receivables	107,155	110,785
Other	(3,401)	(1,452)

Net cash used in investing activities	(38,912)	(61,842)	22,930

Financing activities:
Proceeds from issuance of long-term debt	75,305	101,085
Repayments of long-term debt	(54,592)	(54,940)
Net increase (decrease) in short-term borrowings	(15,086)	40,404
Cash dividends	(17,814)	(19,193)
Purchases of treasury stock	(125)	(5,326)
Other	676	(756)

Net cash provided by (used in) financing activities	(11,636)	61,274	(72,910)

Effect of exchange rate changes on cash and cash equivalents	551	(3,289)	3,840

Net increase in cash and cash equivalents	27,420	3,340
Cash and cash equivalents at beginning of period	69,505	88,784

Cash and cash equivalents at end of period	96,925	92,124	4,801

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Nine months ended December 31, 2009

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	456,568	136,567	37,190	42,728	673,053	—	673,053
Intersegment	65	403	58	11,007	11,533	(11,533)	—

Total	456,633	136,970	37,248	53,735	684,586	(11,533)	673,053

Cost of revenues and operating expenses	408,603	118,130	40,469	53,136	620,338	756	621,094
Operating income (loss)	48,030	18,840	(3,221)	599	64,248	(12,289)	51,959

Nine months ended December 31, 2008
	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	600,528	152,125	37,646	51,346	841,645	—	841,645
Intersegment	24	241	104	11,346	11,715	(11,715)	—

Total	600,552	152,366	37,750	62,692	853,360	(11,715)	841,645

Cost of revenues and operating expenses	501,332	141,340	42,601	60,191	745,464	(110)	745,354
Operating income (loss)	99,220	11,026	(4,851)	2,501	107,896	(11,605)	96,291

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(2) Information by geographic segments

Nine months ended December 31, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	388,884	127,658	47,104	100,665	8,742	673,053	—	673,053
Intersegment	123,348	5,123	1,210	665	—	130,346	(130,346)	—

Total	512,232	132,781	48,314	101,330	8,742	803,399	(130,346)	673,053

Cost of revenues and operating expenses	474,632	120,587	45,208	89,342	7,554	737,323	(116,229)	621,094
Operating income	37,600	12,194	3,106	11,988	1,188	66,076	(14,117)	51,959

Nine months ended December 31, 2008
	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	424,423	223,490	88,435	93,734	11,563	841,645	—	841,645
Intersegment	209,311	7,869	2,930	972	—	221,082	(221,082)	—

Total	633,734	231,359	91,365	94,706	11,563	1,062,727	(221,082)	841,645

Cost of revenues and operating expenses	586,097	207,143	82,985	81,758	9,764	967,747	(222,393)	745,354
Operating income	47,637	24,216	8,380	12,948	1,799	94,980	1,311	96,291

(3) Overseas revenues

Nine months ended December 31, 2009

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	128,742	49,161	109,998	30,275	318,176
Consolidated revenues					673,053
Ratio of overseas revenues to consolidated revenues	19.1%	7.3%	16.4%	4.5%	47.3%

Nine months ended December 31, 2008
	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	220,177	92,948	106,003	28,046	447,174
Consolidated revenues					841,645
Ratio of overseas revenues to consolidated revenues	26.2%	11.0%	12.6%	3.3%	53.1%

Note:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Consolidated Statements of Changes in Equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation Shareholders’ Equity						Non- controlling interests	Total
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance at March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243

Net income					30,935			4,512	35,447

Other comprehensive income						11,130		969	12,099
Cash dividends paid to Kubota Corporation shareholders, ¥70 per ADS					(17,814)				(17,814)
Cash dividends paid to the noncontrolling interests								(295)	(295)
Purchases and sales of treasury stock	(167)						(127)		(127)
Changes in ownership interests in subsidiaries and others			4					1,933	1,937

Balance at December 31, 2009	1,271,896	84,070	93,154	19,539	465,912	(51,054)	(9,209)	45,078	647,490

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Nine months ended Dec. 31, 2009		Nine months ended Dec. 31, 2008		Change		Year ended Mar. 31, 2009
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	415,260	61.7	527,129	62.6	(111,869)	(21.2)	671,292	60.6

Domestic	159,202		165,930		(6,728)	(4.1)	214,905
Overseas	256,058		361,199		(105,141)	(29.1)	456,387

Construction Machinery	41,308	6.1	73,399	8.7	(32,091)	(43.7)	83,124	7.5

Domestic	12,391		15,730		(3,339)	(21.2)	20,249
Overseas	28,917		57,669		(28,752)	(49.9)	62,875

Internal Combustion Engine & Machinery	456,568	67.8	600,528	71.3	(143,960)	(24.0)	754,416	68.1

Domestic	171,593	25.5	181,660	21.6	(10,067)	(5.5)	235,154	21.2
Overseas	284,975	42.3	418,868	49.7	(133,893)	(32.0)	519,262	46.9

Pipes and Valves	113,300	16.8	119,915	14.3	(6,615)	(5.5)	164,797	14.9

Domestic	98,052		111,594		(13,542)	(12.1)	153,190
Overseas	15,248		8,321		6,927	83.2	11,607

Industrial Castings	23,267	3.5	32,210	3.8	(8,943)	(27.8)	43,073	3.9

Domestic	12,042		16,746		(4,704)	(28.1)	22,862
Overseas	11,225		15,464		(4,239)	(27.4)	20,211

Pipes, Valves, & Industrial Castings	136,567	20.3	152,125	18.1	(15,558)	(10.2)	207,870	18.8

Domestic	110,094	16.4	128,340	15.3	(18,246)	(14.2)	176,052	15.9
Overseas	26,473	3.9	23,785	2.8	2,688	11.3	31,818	2.9

Environmental Engineering	37,190	5.5	37,646	4.5	(456)	(1.2)	74,390	6.7

Domestic	31,369	4.6	34,311	4.1	(2,942)	(8.6)	68,885	6.2
Overseas	5,821	0.9	3,335	0.4	2,486	74.5	5,505	0.5

Other	42,728	6.4	51,346	6.1	(8,618)	(16.8)	70,806	6.4

Domestic	41,821	6.2	50,160	5.9	(8,339)	(16.6)	69,098	6.3
Overseas	907	0.2	1,186	0.2	(279)	(23.5)	1,708	0.1

Total	673,053	100.0	841,645	100.0	(168,592)	(20.0)	1,107,482	100.0

Domestic	354,877	52.7	394,471	46.9	(39,594)	(10.0)	549,189	49.6
Overseas	318,176	47.3	447,174	53.1	(128,998)	(28.8)	558,293	50.4

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended December 31, 2009

Consolidated Statements of Income

	(In millions of yen)
	Three months ended Dec. 31, 2009		Three months ended Dec. 31, 2008		Change
	Amount	%	Amount	%	Amount	%
Revenues	228,419	100.0	269,323	100.0	(40,904)	(15.2)
Cost of revenues	167,711	73.4	193,164	71.7	(25,453)	(13.2)
Selling, general, and administrative expenses	41,744	18.3	47,042	17.5	(5,298)	(11.3)
Loss from disposal and impairment of businesses and fixed assets	137	0.1	902	0.3	(765)	(84.8)

Operating income	18,827	8.2	28,215	10.5	(9,388)	(33.3)

Other income (expenses):
Interest and dividend income	985		1,608		(623)
Interest expense	(454)		(625)		171
Gain on sales of securities-net	75		—		75
Valuation loss on other investments	—		(46)		46
Foreign exchange loss -net	(205)		(9,574)		9,369
Other-net	524		(180)		704

Other income (expenses), net	925		(8,817)		9,742

Income before income taxes and equity in net income of affiliated companies	19,752	8.6	19,398	7.2	354	1.8

Income taxes	7,506		7,610		(104)

Equity in net income of affiliated companies	591		572		19

Net income	12,837	5.6	12,360	4.6	477	3.9

Less: Net income attributable to the noncontrolling interests	1,215		1,617		(402)

Net income attributable to Kubota Corporation	11,622	5.1	10,743	4.0	879	8.2

Net income attributable to Kubota Corporation per ADS	(In yen)
Basic	45.69		42.19
Diluted	45.69		42.19

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Three months ended December 31, 2009

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	146,813	51,003	16,142	14,461	228,419	—	228,419
Intersegment	34	280	23	3,662	3,999	(3,999)	—

Total	146,847	51,283	16,165	18,123	232,418	(3,999)	228,419

Cost of revenues and operating expenses	131,663	44,144	16,345	18,198	210,350	(758)	209,592
Operating income (loss)	15,184	7,139	(180)	(75)	22,068	(3,241)	18,827

Three months ended December 31, 2008
	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	179,450	59,487	14,239	16,147	269,323	—	269,323
Intersegment	9	120	21	4,235	4,385	(4,385)	—

Total	179,459	59,607	14,260	20,382	273,708	(4,385)	269,323

Cost of revenues and operating expenses	153,497	52,142	15,968	19,903	241,510	(402)	241,108
Operating income (loss)	25,962	7,465	(1,708)	479	32,198	(3,983)	28,215

(2) Information by geographic segments

Three months ended December 31, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	138,605	46,124	12,876	27,370	3,444	228,419	—	228,419
Intersegment	47,578	693	301	132	—	48,704	(48,704)	—

Total	186,183	46,817	13,177	27,502	3,444	277,123	(48,704)	228,419

Cost of revenues and operating expenses	171,110	42,419	12,330	24,911	3,037	253,807	(44,215)	209,592
Operating income	15,073	4,398	847	2,591	407	23,316	(4,489)	18,827

Three months ended December 31, 2008
	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	144,121	70,533	21,935	29,109	3,625	269,323	—	269,323
Intersegment	61,750	2,070	841	276	—	64,937	(64,937)	—

Total	205,871	72,603	22,776	29,385	3,625	334,260	(64,937)	269,323

Cost of revenues and operating expenses	195,080	65,822	21,479	25,908	3,153	311,442	(70,334)	241,108
Operating income	10,791	6,781	1,297	3,477	472	22,818	5,397	28,215

(3) Overseas revenues

Three months ended December 31, 2009

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	46,398	13,450	31,120	11,202	102,170
Consolidated revenues					228,419
Ratio of overseas revenues to consolidated revenues	20.3%	5.9%	13.6%	4.9%	44.7%

Three months ended December 31, 2008

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	69,400	23,752	32,180	9,158	134,490
Consolidated revenues					269,323
Ratio of overseas revenues to consolidated revenues	25.8%	8.8%	11.9%	3.4%	49.9%

Note:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Three months ended Dec. 31, 2009		Three months ended Dec. 31, 2008		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	133,806	58.6	159,398	59.2	(25,592)	(16.1)

Domestic	50,847		48,997		1,850	3.8
Overseas	82,959		110,401		(27,442)	(24.9)

Construction Machinery	13,007	5.7	20,052	7.4	(7,045)	(35.1)

Domestic	4,668		4,973		(305)	(6.1)
Overseas	8,339		15,079		(6,740)	(44.7)

Internal Combustion Engine & Machinery	146,813	64.3	179,450	66.6	(32,637)	(18.2)

Domestic	55,515	24.3	53,970	20.1	1,545	2.9
Overseas	91,298	40.0	125,480	46.5	(34,182)	(27.2)

Pipes and Valves	44,476	19.5	49,080	18.2	(4,604)	(9.4)

Domestic	39,194		46,197		(7,003)	(15.2)
Overseas	5,282		2,883		2,399	83.2

Industrial Castings	6,527	2.8	10,407	3.9	(3,880)	(37.3)

Domestic	3,689		5,832		(2,143)	(36.7)
Overseas	2,838		4,575		(1,737)	(38.0)

Pipes, Valves, & Industrial Castings	51,003	22.3	59,487	22.1	(8,484)	(14.3)

Domestic	42,883	18.8	52,029	19.3	(9,146)	(17.6)
Overseas	8,120	3.5	7,458	2.8	662	8.9

Environmental Engineering	16,142	7.1	14,239	5.3	1,903	13.4

Domestic	13,542	5.9	12,992	4.8	550	4.2
Overseas	2,600	1.2	1,247	0.5	1,353	108.5

Other	14,461	6.3	16,147	6.0	(1,686)	(10.4)

Domestic	14,309	6.3	15,842	5.9	(1,533)	(9.7)
Overseas	152	0.0	305	0.1	(153)	(50.2)

Total	228,419	100.0	269,323	100.0	(40,904)	(15.2)

Domestic	126,249	55.3	134,833	50.1	(8,584)	(6.4)
Overseas	102,170	44.7	134,490	49.9	(32,320)	(24.0)

February 9, 2010

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the forecast of year-end dividend for the year ending March 31, 2010

Please be advised that Kubota Corporation (hereinafter “the Company”) forecasts the year-end dividend per ADS (American Depositary Share) for the year ending March 31, 2010 as follows:

	(per ADS)
	Interim dividend		Year-end dividend		Annual dividend
This fiscal year ending March 31, 2010	¥35 (paid	)	¥25 (forecast	)	¥60
Comparable previous year ended March 31, 2009	¥35		¥35		¥70

The Company has its dividend policy to provide stable, sustainable cash dividends. However, considering current severe operating climate in global recession and the Company’s current business performance, the Company intends to propose ¥25 of the year-end dividend per ADS.

Accordingly, the annual dividends for the year ending March 31, 2010 will be ¥60 per ADS, including the interim dividend of ¥35.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 9, 2010

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Changes of Management

Please be advised that the Board of Directors of Kubota Corporation (hereinafter “the Company”) resolved changes of management at the Board of Directors’ Meeting held on February 9, 2010 as follows;

1) Appointment of new Executive Officers

Name	Present post

Toshihiko Kurosawa	General Manager of Pump Division

Hiroshi Kawakami	Engaging in operations of Siam Kubota Tractors Co., Ltd.

Date of assuming office (scheduled)	April 1, 2010

2) Retirement of an Executive Officer (Expiration of the term of office)

Name	New post after retirement

Morimitsu Katayama	Adviser of the Company (from April 1, 2010)

Date of retirement (scheduled)	March 31, 2010

3) Change of the title of an Executive Officer

Name	New title	Current title

Katsuyuki Iwana	Managing Executive Officer	Executive Officer

Date of assuming office (scheduled)	April 1, 2010

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: February 12, 2010	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Executive Officer
General Manager of Finance & Accounting Department